UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

RENREN INC.

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

American Depositary Shares

(Title of Class of Securities)

759892102

(CUSIP Number of Class of Securities)

Ashley Law Kwok Wai, Acting Chief Financial Officer
Telephone: +86 (10) 8448-1818
Email: ir@renren-inc.com
1/F, North Wing
18 Jiuxianqiao Middle Road
Chaoyang District, Beijing 100016
People’s Republic of China

(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

With copies to:

Z. Julie Gao, Esq.
Will H. Cai, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
c/o 42/F, Edinburgh Tower, The Landmark
15 Queen’s Road, Central
Hong Kong
(852) 3740-4700

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$50,000,000	$5,810

*	Calculated solely for purposes of determining the filing fee. This amount is based upon the offer to purchase for not more than $50,000,000 an aggregate of up to 20,833,333 of the American Depositary Shares of Renren Inc. at a price not greater than $2.75 and not less $2.40 per American Depositary Share in cash.
**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $116.20 for each $1,000,000 of the value of the transaction.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

    This Tender Offer Statement on Schedule TO relates to the offer by Renren Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Renren” or the “Company”) to purchase up to $50 million in value of its American Depositary ADSs (the “ADSs”), each representing three Class A ordinary shares, par value $0.001 per share, at a price not greater than $2.75 nor less than $2.40 per ADS, net to the seller in cash, less any applicable withholding taxes, less a cancellation fee of $0.05 per ADS accepted for purchase in the Offer that will be paid to Citibank, N.A., the Company’s ADS depositary, and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 2, 2015 (the “Offer to Purchase”) and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”), copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

    The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, are incorporated by reference in answer to Items 1 through 11 in this Tender Offer Statement on Schedule TO.

Item 1. Summary Term Sheet.

    The information set forth in the section captioned “Summary Term Sheet” in the Offer to Purchase, a copy of which is filed with this Schedule TO as Exhibit (a)(1)(i), is incorporated herein by reference.

Item 2. Subject Company Information.

    (a) Name and Address.  The name of the subject company is Renren Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands. The Company’s principal executive offices are located at 1/F, North Wing, 18 Jiuxianqiao Middle Road, Chaoyang District, Beijing 100016, People’s Republic of China. The Company’s phone number is +86 (10) 8448-1818. The information set forth in Section 10 (“Certain Information Concerning the Company”) of the Offer to Purchase is incorporated herein by reference.

    (b) Securities.  The information set forth in the section of the Offer to Purchase captioned “Introduction” is incorporated herein by reference.

    (c) Trading Market and Price.  The information set forth in the section captioned “Introduction” in the Offer to Purchase is incorporated herein by reference. Section 8 (“Price Range of ADSs; Dividends”) of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

    (a) Name and Address.  The name of the filing person is Renren Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands. The information set forth in Item 2(a) above is incorporated herein by reference. The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the ADSs”) in the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

    (a) Material Terms.  The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	“Introduction,”
•	“Summary Term Sheet,”
•	Section 1 (“Number of ADSs; Purchase Price; Proration”),
•	Section 2 (“Purpose of the Offer; Certain Effects of the Offer”),
•	Section 3 (“Procedures for Tendering ADSs”),

•	Section 4 (“Withdrawal Rights”),
•	Section 5 (“Purchase of ADSs and Payment of Purchase Price”),
•	Section 6 (“Conditional Tender of ADSs”),
•	Section 7 (“Conditions of the Offer”),
•	Section 9 (“Source and Amount of Funds”),
•	Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the ADSs”),
•	Section 13 (“U.S. Federal Income Tax Consequences”),
•	Section 14 (“Extension of the Offer; Termination; Amendment”), and
•	Section 16 (“Miscellaneous”)

    (b) Purchases.  The information set forth in the sections of the Offer to Purchase captioned “Introduction” and “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the ADSs”) in the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

    (e) Agreements Involving the Subject Company’s Securities.  The information set forth in Section 11 (“Interests of Directors and Executive Officers, Transactions and Arrangements Concerning the ADSs”) of the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

    (a) Purposes.  The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

    (b) Use of Securities Acquired.  The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

    (c) Plans.  The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

    (a) Source of Funds.  The information set forth in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

    (a) Securities Ownership.  The information set forth in Section 11 (“Interests of Directors and Executive Officers, Transactions and Arrangements Concerning the ADSs”) of the Offer to Purchase is incorporated herein by reference.

    (b) Securities Transactions.  The information set forth in Section 11 (“Interests of Directors and Executive Officers, Transactions and Arrangements Concerning the ADSs”) of the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

    (a) Solicitation or Recommendation.  The information set forth in Section 15 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

    (a) – (b) Not applicable.

Item 11. Additional Information.

    (a) Agreements, Regulatory Requirements and Legal Proceedings.  The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”), Section 10 (“Certain Information Concerning the Company”), Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the ADSs”) and Section 12 (“Certain Legal Matters; Regulatory Approvals”) in the Offer to Purchase is incorporated herein by reference.

    (c) Other Material Information.  The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, are incorporated herein by reference.

Item 12. Exhibits.

    See the Exhibit Index immediately following the signature page.

Item 13. Information Required by Schedule 13E-3.

    Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 2, 2015

RENREN INC.

By:	/s/ Joseph Chen

Name:  Joseph Chen
Title:  Chairman of the Board of Directors
            and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated April 2, 2015.
(a)(1)(ii)	Letter of Transmittal (including IRS Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(5)(i)	Press release announcing the commencement of the Offer, dated April 2, 2015.
(d)(1)	Deposit Agreement, dated as of May 4, 2011, by and among the Registrant, Citibank, N.A., as depositary, and the holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form S-8 (file no. 333-177366), filed with the SEC on October 18, 2011).
(d)(2)	Amended and Restated Investors’ Rights Agreement between the Registrant and other parties therein, dated as of April 4, 2008, as amended (incorporated by reference to Exhibit 4.6 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).
(d)(3)	Form of Registration Rights Agreement between the Registrant and other parties therein (incorporated by reference to Exhibit 10.21 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).
(d)(4)	2006 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).
(d)(5)	2008 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).
(d)(6)	2009 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).
(d)(7)	2011 Share Incentive Plan (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (file no. 333-173548), as amended, initially filed with the SEC on April 15, 2011).